January 26, 2018

Mr. Jeffrey M. Zwerdling
Lead Director
Wheeler Real Estate Investment Trust, Inc.
2529 Virginia Beach Boulevard
Suite 200
Virginia Beach, VA  23452

Dear Mr. Zwerdling:

NS Advisors, LLC ("North Star", "North Star Partners", "we" or "us") currently owns 561,358 common shares of Wheeler Real Estate Investment Trust, Inc. ("Wheeler", "WHLR" or the "Company").  As you know, we are long term investors in the company and like all of your investors we have suffered a significant decline in the value of our investment.

We wrote to the company last July asking that the board of directors initiate a formal process to explore strategic alternatives for the Company, including, but not limited to, selling the Company, in whole or in pieces, in order to close the substantial gap that exists between the current trading price and our estimate of underlying intrinsic value.  The rationale for that request was that the company had performed poorly since the "re-IPO" in 2015, having failed to deliver on numerous performance bogeys and ultimately slashing the dividend by 19%.

After ignoring our request the board went on to approve the poorly conceived JANAF acquisition, which has resulted in further destruction of shareholder value.  In addition to being a diversion from the company's strategy of acquiring smaller grocery anchored shopping centers, it was financed with preferred equity that essentially gave away $12.475 million in shareholder value1.  This represents a dilution in shareholder value of $1.33/share.  How could the board have possibly felt that this was a financially responsible transaction?  In addition to having destroyed shareholder value, the transaction seems to have resulted in the investment community losing what remaining faith it had in the company, as is evidenced by the selloff that peaked on January 16th when the stock hit a low of $6/share.

On January 17th the company announced a change in strategy, saying that after just completing a large  acquisition, it would now turn around and sell assets and pay down debt and repurchase stock.  While we welcome this change, we are concerned that it is entirely reactionary and may in fact not be followed through on.  With a lack of specifics as to size or timing, it feels as though management is simply trying to buy more time in the hopes that the stock price will recover.  As we pointed out in our last letter, a core issue is that the company is too small, and the overhead burden is too large, to merit continuation as an independent public company.  A shrinking of the asset base does not solve this problem, what is needed is a more comprehensive plan to address the chronic undervaluation.  To achieve the best possible outcome for shareholders we hereby request that the board undertake the following steps:

1.	Publically commit to a plan of complete liquidation that will result in the sale of all the company's assets in an orderly manner.
2.	Appoint a committee of independent directors to oversee the liquidation and insure that the assets are sold for full market value.
3.	Hire a nationally recognized commercial real estate broker to market the company's assets.

After years of value destruction it is time for the board to step up and see that the underlying value of the company's assets are realized and the remaining capital is returned to shareholders.

Sincerely,

/s/ Andrew R. Jones

Andrew R. Jones CFA

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1 Calculated as the difference between the liquidations preference of the 1,303,000 pfd shares sold in the offering ($32.5 million) and the net proceeds of $20.1 million estimated by the company in the prospectus supplement dated January 11, 2018.